UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 6, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG issued on May 6, 2014, which appears immediately following this page.

Filed by UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

(Commission File No. 1-15060)

6 May 2014

News Release

UBS announces further plans to modify legal structure

Improves resolvability and the potential for capital returns to shareholders

Zurich/Basel, 6 May 2014 – UBS has already announced a series of measures to improve the resolvability of the Group. As a substantial step on this path, UBS intends to establish a group holding company through a share for share exchange offer, which will commence later this year, subject to regulatory approvals. UBS anticipates that the measures to improve resolvability will allow the firm to qualify for a capital rebate under the Swiss “too-big-to-fail” requirements. This rebate would result in lower overall capital requirements for UBS.

Following completion of the transaction, UBS expects to propose a supplementary capital return of at least CHF 0.25 per share to shareholders of the new group holding company.

As reported in 2013, UBS also intends to establish a banking subsidiary in Switzerland in mid-2015. The scope of this future subsidiary’s business is expected to include the Retail & Corporate business and the Swiss-booked Wealth Management business.

In the UK, and in consultation with the UK and Swiss regulators, UBS expects to commence the implementation of a revised business and operating model for UBS Limited in the second quarter of 2014. This will result in UBS Limited bearing and retaining a greater degree of the risk and reward of its business activities. UBS AG expects to increase the capitalization of UBS Limited accordingly.

In the US, UBS will comply with new rules for foreign banks under the Dodd-Frank Wall Street Reform and Consumer Protection Act that will require an intermediate holding company to own all of its operations other than US branches of UBS AG by 1 July 2016. As a result, UBS will designate an intermediate holding company to hold all US subsidiaries of UBS.

Group Chief Executive Officer, Sergio P. Ermotti, said, “We anticipated these evolving changes and have been taking steps over the past two years to address them. Our focused business strategy and the quality and strength of our capital, means we are well positioned to execute these plans. As a result, our strategy, our business model and the way we serve our clients are not affected by these changes.”

The announced plans do not require UBS to raise additional equity capital, and are not expected to materially affect the firm’s capital-generating capability.

Chairman of the Board of Directors, Axel A. Weber, said, “As a consequence of the announcements we have made regarding our legal structure, we are substantially enhancing the resolvability of UBS in response to evolving global regulatory requirements. We are confident this should lead to eligibility for a capital rebate benefiting the Group as envisaged under the Swiss Too-Big-To-Fail requirements.”

These structural changes have been discussed with FINMA and other regulatory authorities. The dialogue with regulators will continue and the changes remain subject to some uncertainties that may affect their feasibility, scope or timing.

UBS AG

Investor contact

Switzerland:     +41-44-234 41 00

Media contact

Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00

www.ubs.com

Important Notices

The exchange offer described herein will be addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States. The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. The commencement of the exchange offer is subject to regulatory approvals, including exemptions from the Swiss Takeover Board.

The exchange offer will not be made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS AG and the holding company that may be formed in connection with the proposed exchange offer (“HoldCo”) may be required to file materials relevant to the announced exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus proposed to be published by HoldCo in due course in connection with the proposed tender offer.

In member states of the European Economic Area (“EEA”), this announcement and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in any offer (an “investor”) or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by HoldCo or the dealer-manager for the proposed exchange offer of a prospectus pursuant to Article 3 of the Prospectus Directive. HoldCo, the dealer-manager for the proposed exchange offer and any of their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group, a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xvi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: May 6, 2014